SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that received, on 02/03/2021, from B3 – Brasil, Bolsa, Balcão, the Official Letter 146/2021-SLS, below transcript, requesting clarification regarding atypical movements of the Company’s shares:

Free translation of the Official Letter 146/2021-SLS

“Centrais Elétricas Brasileiras S.A. - Eletrobras

At. Ms. Elvira Baracuhy Cavalcanti Presta

CFO and IRO

Ref.: Atypical Movements of the Company’s Shares

Dear Sirs,

In view of the latest fluctuations registered with the shares issued by this company, the number of trades and the quantity traded, as below, we request that be informed, until 02/04/2021, if there is any fact of your knowledge that can justify them.

Ações PNA
Preços (R$ por ação)
Data	Abertura	Mínimo	Máximo	Médio	Último	Oscil. %	Nº neg.	Quantidade	Volume (R$)
12/18/2020	38.52	38.52	39.01	38.93	39.01	0.00	4	600	23,357.00
12/28/2020	45.95	45.95	45.95	45.95	45.95	17.79	1	100	4,595.00
12/30/2020	45.95	45.95	45.95	45.95	45.95	0.00	1	100	4,595.00
01/05/2021	45.95	45.95	45.95	45.95	45.95	0.00	1	100	4,595.00
01/08/2021	45.88	45.88	45.90	45.89	45.90	-0.10	2	200	9,178.00
01/27/2021	45.90	45.90	45.90	45.90	45.90	0.00	1	100	4,590.00
02/01/2021	49.00	49.00	60.78	56.17	60.78	32.41	18	2,300	129,188.00
02/02/2021	65.00	65.00	70.00	68.96	65.00	6.94	32	3,900	268,928.00
02/03/2021*	68.00	67.32	79.91	68.55	79.91	22.93	13	2,500	171,381.00

 *Updated until 12h11. pm”

In view of the aforementioned Official Letter, and as already mentioned in previous announcements we clarify that Eletrobras' shares have been fluctuating as a result of news that are disclosed in the media and statements by country authorities, not necessarily directly related to the Company, but that change the market perspective in relation to the National Congress acceptability of bill number 5.877/2019 ("PL"), which provides for the privatization of Centrais Elétricas Brasileiras SA - Eletrobras.

As an example, according to press reports, on December 18, 2020, the day in which we see in the table an increase in the trading volume of class A preferred shares, Economy Minister Paulo Guedes would have stated that he hoped to get R$ 30 to R$ 40 billion with the transfer of Eletrobras to the private sector and that this process would be one of the important points for the government next year. On the same day, the Minister of Mines and Energy, Bento Albuquerque, would have reaffirmed, according to the media, that the bill that authorizes the privatization of Eletrobras would come out in 2021, after the return of

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

legislative activities in the National Congress.

Specifically about the class "A" preferred shares, the object of the official letter, these could only be subscribed until June 23, 1969, and although they have no liquidity, they have priority in the distribution of dividends, incidents at the rate of 8% (eight per cent) per year on the capital belonging to this type and class of shares, to be apportioned among them equally (“PNA shares”).

The PNA shares represent 0.01% of Eletrobras' total share capital, with 35.53% of PNAs shares belonging to an individual person, as disclosed in the Company's Reference Form, filed with the Comissão de Valores Mobiliários.

Additionally, we highlight that on January 29, 2021, Friday, the Company announced the payment of intermediate dividends for 2021, resulting from the reversal of the special dividend reserve, in the total amount of R$ 2,291.8 million, of which between the February 1st and the 3rd, a period in which we observe a high fluctuation in the PNAs Shares, the Company's shares could be traded with the right to said remuneration, becoming ex-dividend only as of today, February 4. PNAs will be entitled to an amount of approximately R$ 2.08 per share, while class B preferred shares will be entitled to an amount of approximately R$ 1.58 per share and common shares will be approximately R$ 1.44 per share.

Accordingly, the Company clarifies that there is no new information that has not already been disclosed by the Company through the appropriate channels.

Rio de Janeiro, February 4, 2021

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.